Exhibit 99(A)(1)(C)

Subject:

The Yieldstreet Prism Fund’s first liquidity event

Body:

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

Dear {{Investor Account}}

The Yieldstreet Prism Fund is conducting an offer to repurchase shares pursuant to a share repurchase program, in order to provide limited liquidity to investors. We understand that capital needs change over time, and this liquidity event is intended to provide flexibility to stockholders should they need access to some portion of their initial investment prior to the Fund’s termination date. We will limit the number of shares that we offer to repurchase. As such, there is no guarantee that your full repurchase request will be approved. If the number of shares submitted for repurchase by investors exceeds the number of shares we seek to repurchase, shares will be repurchased on a pro-rata basis, and not on a first-come, first-served basis.

The Yieldstreet Prism Fund is offering to repurchase up to 141,809 shares of its common stock at a price of $9.77 per Share, the NAV per Share as of March 31, 2021.

The repurchase offer begins on May 4, 2021, and ends one minute past 11:59 PM ET, on June 1, 2021 unless otherwise extended. If you would like to request that a portion of your shares be repurchased, please complete and submit your request via the Yieldstreet platform. All requests must be received through the Yieldstreet platform before the end of the offer period.

We highly recommend that you read the terms and conditions as set forth in the attached Offer to Purchase, which is also available within your portfolio on the Yieldstreet platform.

Investors are not obligated to submit a repurchase request. Should you wish to maintain your current holding no further action is required and you can disregard this email. We will continue to notify you on a quarterly basis prior to any future tender offers.

If you have any questions about the tender offer process, please contact investments@yieldstreetprismfund.com. Additionally, please refer to the Tender Offer FAQ.

Sincerely,
Michael Weisz
President
YieldStreet Prism Fund Inc.

Attachments

Offer to Purchase

Tender Offer FAQ

Tender Offer FAQ

I.	What to know before you request to have your shares repurchased

YieldStreet Prism Fund Inc. (“we,” “us” or the Fund) is conducting an offer to repurchase shares pursuant to a share repurchase program to provide limited liquidity to our investors. If you elect to sell shares in the offer, you can submit your repurchase request electronically through the Yieldstreet platform. We are offering to repurchase up to 141,809 shares of our common stock at a price of $9.77 per Share, the NAV per Share as of March 31, 2021.

II.

III.	Limited liquidity options

To provide our stockholders with limited liquidity, we intend to, but are not obligated to, conduct quarterly share repurchase offers pursuant to our share repurchase program. We may suspend or terminate the share repurchase program at any time. This share repurchase program should not be relied upon as a method to sell shares promptly or at a desired price.

IV.	Repurchase requests are subject to review and are not guaranteed

We will limit the number of shares that we offer to repurchase. As such, there is no guarantee that your repurchase request will be approved. Additionally, if the number of shares submitted for repurchase by investors exceeds the number of shares we seek to repurchase, shares will be repurchased on a pro-rata basis, and not on a first-come, first-served basis.

V.	Repurchases are subject to taxation

Any repurchases of shares will be reported to the Internal Revenue Service and may be taxable. Neither we, nor YieldStreet Management, LLC, nor any of our affiliates provides tax advice; therefore, we highly recommend that you consult your financial representative or tax advisor for more information beforehand.

VI.	Documents

We highly recommend that you review the following documents to fully understand the terms and conditions of the tender offer process.

Offer to Purchase	FAQ	Letter of Transmittal

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